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                            June 2, 2023

       Tsz Him Leung
       Chief Executive Officer
       Alpha Technology Group Ltd.
       Unit B, 12/F, 52 Hung To Road
       Kwun Tong, Kowloon, Hong Kong

                                                        Re: Alpha Technology
Group Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 11,
2023
                                                            CIK No. 0001967621

       Dear Tsz Him Leung:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Business, page 106

   1.                                                   Your disclosure
indicates that    Techlution does not take ownership or control of any
                                                        NFTs created in the NFT
games, and its access to NFTs is restricted once the games are delivered to customers
and secured on the blockchain.    Please clarify what role the
                                                        Company has in the
operations of games as it relates to games that enable users to generate revenue by
converting in-game assets into NFTs. In addition, provide a more complete description of
the reward sharing mechanism and the process by which crypto assets are rewarded to
players, as well as any continued involvement by the company following customer
acceptance.
   2. We note your disclosure that you do not "own or hold custody of any of the NFTs that it
 Tsz Him Leung
Alpha Technology Group Ltd.
June 2, 2023
Page 2
      creates for customers" but that "[d]uring the NFT creation process, customers grant
      Techlution access to their private key." Please revise to discuss whether holding the private keys for your customers wallets grant you full access to the crypto assets, whether those assets are held in your custody during the NFT creation and smart-contract implementation, and whether you have any policies or procedures in place to limit the risk of theft from your customers' wallets while you hold the private key. In addition, clarify whether you continue to hold the private keys after delivery to your customers.
3. We note that your "access to NFTs is restricted once the games are delivered to customers and secured on the blockchain." Please revise to provide a more complete discussion of the types of restrictions that are in place following delivery to the customers. In addition, clarify whether the Company currently receives, or in the future intends to receive, any royalties or will derive revenue from the future sales of the NFTs you create for customers or that are received as in game rewards.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage. Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameTsz Him Leung
                                                           Division of
Corporation Finance
Comapany NameAlpha Technology Group Ltd.
                                                           Office of Technology
June 2, 2023 Page 2
cc:       Ying Li
FirstName LastName